North Capital Private Securities Corporation
(SEC ID No. 8-68648)

Annual Audit Report

March 31, 2023

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68648

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___04/01/2022___ AND ENDING ___03/31/2023___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___North Capital Private Securities Corporation___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___623 E FT Union Blvd., Suite 101___

(No. and Street)

Salt Lake City	UT	84047
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James P. Dowd	415-315-9916	jdowd@northcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Haynie & Company___

(Name – if individual, state last, first, and middle name)

1785 West 2320 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

___10/20/2003___	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>James P. Dowd</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>North Capital Private Securities Corporation</u>, as of <u>March 31</u>, 2 <u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





Notary Public

Signature:

Title: Chief Executive Officer

NOTARY PUBLIC
LINSEY M HARKNESS
COMM. # 724451
MY COMMISSION EXPIRES
MAY 03, 2026
STATE OF UTAH

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



North Capital Private Securities Corporation

March 31, 2023

Table of Contents



**Haynie &
Company**

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

📞 801-972-4800

📠 801-972-8941

🌐 www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of North Capital Private Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of North Capital Private Securities Corporation as of March 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of North Capital Private Securities Corporation as of March 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of North Capital Private Securities Corporation's management. Our responsibility is to express an opinion on North Capital Private Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to North Capital Private Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie & Company

Haynie & Company
Salt Lake City, UT
May 30, 2023

We have served as North Capital Private Securities Corporation's auditor since 2019.

PrimeGlobal

*An Association of
Independent Accounting Firms*

An independently owned member
RSM US Alliance

RSM

North Capital Private Securities Corporation

Statement of Financial Condition

March 31, 2023

Assets		
Cash and cash equivalents	$	452,295
Cash segregated under federal and other regulations		2,150,014
Accounts receivable		406,388
Warrants and restricted stock, at fair value		70,000
Other current assets		126,654
Deferred tax asset		272,714
Fixed assets, net of depreciation of $8,586		32,217
Intangible assets, net of depreciation of $4,275		91,915
Due from affiliates		15,912
Total Assets	$	3,618,109

Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	243,152
Commissions payable		0
Payable to customers		1,606,465
Deferred revenue		110,575
Other liabilities		27,253
Due to related parties		172,895
Total Liabilities		2,160,340
Stockholder's Equity		
Common stock (no par value; 1,500 shares authorized; 6.76 shares issued and outstanding)		2,027,151
Accumulated deficit		(569,382)
Total Stockholder's Equity		1,457,769
Total Liabilities and Stockholder's Equity	$	3,618,109

See accompanying notes

North Capital Private Securities Corporation

Notes to the Financial Statement

March 31, 2023

1. **Organization**

   North Capital Private Securities Corporation (the "Company") was incorporated in Delaware on May 20, 2010 and registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 on January 27, 2011. The Company is currently located in Salt Lake City, Utah and its primary business is that of a securities broker-dealer that engages in the private placement of securities of private funds and private companies, as well as providing placement services for Reg A offerings, public funds, and public non-traded REITs, along with providing escrow services for the foregoing. The Company also offers services related to secondary trading of private securities.

2. **Significant Accounting Policies**

   ### Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. Cash segregated under federal and other regulations is included in cash and cash equivalents at year end.

   ### Accounts Receivable
   Accounts receivable represents amounts earned per agreement that have not been collected.   Management reviews accounts receivable and sets up an allowance for doubtful accounts when the collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

   ### Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   ### Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

   ### Property and Equipment
   Property and equipment are carried at cost and are depreciated over their useful lives of 3 to 7 years using the straight-line method.

   ### Income Taxes
   The Company's results are included in the consolidated federal income tax return and the combined franchise tax for the parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

   Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

North Capital Private Securities Corporation

Notes to the Financial Statement

March 31, 2023

2. **Significant Accounting Policies (Continued)**

    Intangible Assets
    Identifiable intangible assets are amortized on a straight-line basis over their estimated useful life, which is generally 15 years from the date of acquisition and are assessed for impairment indicators. During the fiscal year ended March 31, 2023, the Company received intangible assets in exchange for the settlement of a note receivable balance due from a customer.

3. **Revenue Recognition**

    The Company recognizes revenue in accordance with ASC 606 to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

    The Company acts as a placement agent and provides related banking services, as well as secondary trading of private securities. Revenue from placement agent fees and secondary trading fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). For certain contracts, the Company must evaluate the likelihood of significant reversal of revenue due to matters outside company control and only recognize revenue up to the amount that a significant revenue reversal is not probable. Revenue for related service fees are recognized at a point in time or over time depending on the service provided. Performance obligations under the contract which are simultaneously provided by the Company and consumed by the customer are recognized over time. Service fees received from customers prior to recognizing revenue are reflected as contract liabilities. At March 31, 2023, contract liabilities were $110,575. Disaggregation can be found on statement of operations for the year ended March 31, 2023.

4. **Income Taxes**

    The Company's results are included in the consolidated tax return of its parent company and does not file a separate return. The Company accounts for income taxes in accordance with generally accepted accounting principles as if it filed a separate tax return. This requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

    The provision (benefit) for income taxes are as follows:

Current Federal	$	-
Current State		900
Deferred Federal		(45,386)
Deferred State		2,488
Income tax benefit	$	(41,988)

    Deferred tax assets and liabilities are primarily the result of the reporting basis of assets and liabilities between the cash method of accounting for tax purposes and the accrual method for financial statement purposes. A valuation allowance has been established for $37,929 of deferred tax assets arising from capital loss carryovers because the Company cannot conclude that it is more likely than not that this amount will be realized. Significant components of the Company's deferred tax balances as of March 31, 2023 are as follows:

North Capital Private Securities Corporation

Notes to the Financial Statement

March 31, 2023

4. Income Taxes (Continued)

Deferred income tax assets and liabilities:

Accrued liabilities	$	114,051
Accounts receivable and prepaid expenses		(122,722)
Net operating loss carryforwards		281,385
Capital loss carryforward		37,929
Total deferred income taxes		310,643
Valuation allowance		(37,929)
Net deferred income tax asset	$	272,714

Income taxes payable at March 31, 2023 was $900, which was reported as due to related party as the taxes will be settled with the Parent.

The Parent company is no longer subject to federal and state tax examinations for tax years ending before March 31, 2020.

5. Risk Concentrations

The Company engages with certain partner companies (the "Platform Partners") and their representatives to execute private placements. For the year ended March 31, 2023, three Platform Partners generated 53% of revenue, 24%, 16% and 13% respectively.

At various times during the year, the Company's cash balance exceeded federal insurance limits.

6. Related Party Transactions

On August 30, 2011, the Company entered into an agreement with North Capital, Inc. ("North"), a company under common control, in which North provides office and administrative support in exchange for reimbursement of a specified percent of such overhead costs. On April 1, 2015 this agreement was amended to include North Capital Investment Technology ("NCIT"), the Company's sole stockholder. In February 2021, the agreement was amended to allocate expenses to related parties based on usage by entity. For the year ending March 31, 2023, the Company incurred expenses of $2,321,451 related to this agreement, which includes employee compensation and benefits, IT services, rent, insurance, internet and other office expenses paid on the Company's behalf. At March 31, 2023, $172,895 was owed to NCIT.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At March 31, 2023, the Company's net capital was $620,349 which exceeded the requirement by $370,349.

8. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

North Capital Private Securities Corporation

Notes to the Financial Statement

March 31, 2023

8. **Fair Value Measurements (Continued)**

The three components of the fair value hierarchy are as follows:

Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3   Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon managements own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Warrants and restricted stock

Determining the appropriate fair value and calculating the fair value of warrants requires the use of highly subjective and complex assumptions. The Company uses the Black-Scholes option pricing model to calculate the fair value of the warrants at the time of the transaction or valuation date. The method requires the use of judgement in estimating stock price volatility (17%), expected dividends (0%), expected life (6 years), and the risk free interest rate (2.2%). The Company's estimate of volatility was based on similar companies' benchmark, and the risk free interest rate is based on the U.S. Treasury 5-10 year yields to maturity that approximately corresponds to the maturity dates of the warrants. The Company's estimate of value of restricted stock was based upon fair value, considering the lack of marketability, restrictions on resale, minority interest, and the Company's reasonable estimate of cash compensation that was foregone by electing to receive stock from the issuer.

Assets Measured and Recognized at Fair Value on a Recurring Basis:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Warrants	-	-	-	-
Restricted stock	-	-	$70,000	$70,000
Total assets at fair value	**-**	**-**	**$70,000**	**$70,000**

North Capital Private Securities Corporation

Notes to the Financial Statement

March 31, 2023

8. **Fair Value Measurements (Continued)**

   Changes in instruments for the year ended March 31, 2023

   The table below summarizes the activity for securities measured at fair value on a recurring basis. The Company did not hold level 1 or level 2 securities during the year.

	Level 3
Balance at 4/1/2022	$130,083
Total realized / unrealized loss	(60,083)
Total assets at fair value	$70,000

9. **Cash segregated under Federal and other regulations**

   Cash of $2,150,014 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Act of 1934.

10. **Cash and restricted cash**

    The following table provides a reconciliation of cash and restricted cash reported within the statement of financial condition with the total of the same such amounts presented in the statement of cash flows.

Cash and cash equivalents	$ 452,295
Cash segregated under federal and other regulations	2,150,014
Total cash and restricted cash shown in the statement of cash flows	$ 2,602,309

11. **Payables to customers**

    The Company accounts for monies received from customers as a payable until the requested securities are purchased and transferred to the customer. As of March 31, 2023, $1,606,465 was payable to customers.

12. **Subsequent Events**

    The Company has evaluated subsequent events through May 30, 2023, the date which the financial statements were issued.